CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




The Board of Directors
Jefferson Bankshares, Inc.


We consent to incorporation by reference in the registration statement on Form S-8 of Jefferson Bankshares, Inc. of our report dated January 18, 1994, relating to the consolidated balance sheets of Jefferson Bankshares, Inc. and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1993, which report appears in the December 31, 1993 Annual Report on Form 10-K of Jefferson Bankshares, Inc. Our report refers to the adoption of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, in 1993.



                              KPMG PEAT MARWICK LLP



Richmond, Virginia
October 21, 1994